February 18, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated July 17, 2002 (Release Nos. 35-27551, 70-10060), the undersigned hereby notifies the Commission that Fitch Ratings Service ("Fitch") lowered the Senior Secured and Unsecured Debt ratings of Carolina Power and Light Company ("CP&L") and Florida Power Corporation ("FPC") on February 14, 2003.

     Fitch changed FPC's Senior Secured rating from AA- to A- and its Senior Unsecured rating from A+ to BBB+. Fitch also changed CP&L's Senior Secured rating from A+ to A- and its Senior Unsecured rating from A to BBB+. Fitch lowered CP&L's and FPC's senior debt ratings as a result of the amount of debt at their parent company, Progress Energy, Inc. Fitch's outlook on CP&L and FPC is stable.


                                           Very truly yours,
                                           PROGRESS ENERGY, INC.



                                           By:
                                              ---------------------------------
                                              Thomas R. Sullivan
                                              Treasurer